

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





March 3, 2005

Samuel K. Lee
Associate General Counsel,
Corporate, Finance and Ventures
Office of General Counsel
Xerox Corporation
800 Long Ridge Road
Stamford, CT 06904

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/3/2005

Re: Xerox Corporation

Dear Mr. Lee:

This is in regard to your letters dated March 1, 2005 and March 3, 2005 concerning the shareholder proposal submitted by The Association of Retired Xerox Employees, Inc. and Gwendolyn Combs for inclusion in Xerox's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponents have withdrawn the proposal, and that Xerox therefore withdraws its January 20, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: S. David Coriale
Chairman
The Association of Retired Xerox Employees, Inc.
1242 Conifer Cove Lane
Webster, NY 14580

Gwendolyn Combs
55 Hilltop Drive
Penfield, NY 14526



Office of General Counsel

Samuel K. Lee
Associate General Counsel,
Corporate, Finance and Ventures

Via Overnight Delivery and Fax

January 20, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Severance Agreements

Dear Sir or Madam:

This letter and the attached material are submitted by Xerox Corporation (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company has received a letter dated November 29, 2004 from the Association of Retired Xerox Employees, Inc. ("Proponent"), presenting a proposal for inclusion in the Company's 2005 proxy materials (the "Proposal"). A copy of the Proposal is attached hereto as Exhibit A. The Company hereby advises the Commission that it intends to exclude the Proposal from its 2005 proxy materials for the reasons described below, and respectfully requests confirmation from the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company so excludes the Proposal. By copy of this letter, we are advising the Proponent of the Company's intention. Pursuant to Rule 14a-8(j), this letter is being filed no later than eighty (80) calendar days before the Company files its definitive 2005 proxy materials with the Commission. In accordance with Rule 14a-8(j)(2) there are submitted herewith five additional copies of this letter and the attachment. To the extent that the reasons for exclusion of the Proposal from the Company's 2005 proxy materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the State of New York. Such opinions are limited to the law of the State of New York and the Federal law of the United States.

Xerox Corporation
800 Long Ridge Road
Stamford, Connecticut 06904
Telephone: (203) 968-4695
Facsimile: (585) 216-2458
E-Mail: Samuel.Lee@xerox.com

The Company believes that the Proposal may be excluded from the Company's 2005 proxy materials pursuant to the following rules under Regulation 14A:

1) Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders under New York law;

2) Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations; and

3) Rule 14a-8(i)(3), because the Proposal contains false and misleading statements in violation of Rule 14a-9.

1. Rule 14a-8(i)(1) Improper Subject for Action by Shareholders

Rule 14a-8(i)(1) permits a company to omit a shareholder proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company believes that the Proposal is improper because it is not stated in precatory language to request or recommend action, and instead mandates the Board of Directors of the Company to take certain steps.

The Proposal states in part that "The Shareholders of Xerox, Inc. [sic] (the "Company") hereby *require* that the Company's Board of Directors obtain shareholder ratification..." (emphasis added) for certain types of severance agreements. The Company is incorporated under the laws of the state of New York. Except as may otherwise be provided under the New York Businesses Corporation Law ("NYBCL"), Section 701 of the NYBCL provides that "the business of a corporation shall be managed under the direction of its board of directors," subject to any specific provision in the Company's Certificate of Incorporation or By-laws granting such power to the shareholders. No such relevant provision exists in either the NYBCL or the Company's Restated Certificate of Incorporation or By-laws, each as amended to date. Accordingly, the Company believes that the Proposal may properly be excluded from the Company's 2005 proxy statement pursuant to Rule 14a-8(i)(1).

The Staff has previously taken a no-action position concerning a company's exclusion of shareholder proposals directing the board of directors to take action that is inconsistent with the board of directors' authority under state law. For example, in *International Paper* (avail. March 1, 2004), a shareholder submitted a proposal that none of the five highest paid executives and non-employee directors be eligible for future stock options. The Staff granted the company's no-action request to exclude the shareholder proposal on the ground that such an action was an improper subject for shareholder action under New York law as it was not phrased as a recommendation or request to the Board of Directors. In *Phillips Petroleum* (avail. March 13, 2002), the Staff granted a request to exclude a shareholder proposal to increase the salary of certain executives by 3% because it mandated or directed action rather than requested or recommended action. Additionally, the note to Rule 14a-8(i)(1) itself states that "(d)epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." Because the proposal is not stated in precatory language, as a member in good standing admitted to practice in the State of New York, I am of the opinion that under the laws of the State of New York, the Proposal is an improper subject for shareholder action by the Company's shareholders. Accordingly, the Company believes that the Proposal may be excluded from the Company's 2005 proxy materials pursuant to Rule 14a-8(i)(1).

2. Rule 14a-8(i)(7) Company's Ordinary Business Operations

Rule 14a-(8)(i)(7) permits a company to exclude a shareholder proposal if such proposal "deals with a matter relating to the company's ordinary business operations." The Company believes that the Proposal deals with its ordinary business operations.

The Proposal relates to obtaining shareholder approval of "'Severance Agreements' offered to ***officers and senior executives*** of the Company..." (emphasis added). While the Staff has stated that senior executive and director compensation may be a proper subject for shareholder proposals, the Staff has maintained that shareholder proposals relating to general compensation matters are excludable on the grounds that general compensation matters are part of a company's ordinary business operations. *See Division of Corporate Finance: Staff Legal Bulletin 14A—Shareholder Proposals*, (July 12, 2002). In addition, the Staff has repeatedly allowed the exclusion of shareholder proposals on Rule 14a-8(i)(7) grounds when such proposals are unclear on whether they deal with senior executive and director compensation or general compensation. *See Phillips Petroleum Co.* (avail. March 13, 2002) (*"Phillips")* (permitting exclusion of proposal referencing "the Chairman and other officer" as not exclusively relating to executive compensation); *Reliant Resources Inc.* (avail. March 18, 2004) (permitting exclusion of proposal requesting the board to adopt an "executive compensation policy" as relating to ordinary business operations); *Minnesota Mining and Manufacturing* (avail. March 4, 1999) (permitting exclusion of proposal limiting the compensation of the "top 40 executives" as relating to ordinary business operations); *Lucent Technologies Inc.* (avail. November 6, 2001) (*"Lucent"*) (permitting exclusion of proposal addressing the salaries of "all officers and directors" as not clearly relating to executive compensation and relating to ordinary business operations).

The Proposal's reference to "officers and senior executives" is not clearly directed at senior executive compensation. Its reference to "officers" plainly encompasses individuals whose positions within the company are not of the senior executive level and therefore the management of such individuals' compensation is properly considered within the scope of the Company's ordinary business operations. In *Lucent*, the Staff allowed the exclusion of a proposal directed at "all officers," which is similar to the Proposal's reference to "officers and senior executives." In *Phillips*, the Staff allowed the company to exclude a proposal directed at the "Chairman and other officer," which again is similar to the Proposal's reference to "officers and senior executives." Because the Staff has consistently allowed the exclusion of similarly worded proposals which sought to address "officers" without further limiting that classification to senior executive level employees, the Proposal should be considered to concern general compensation matters and therefore be excluded as relating to the Company's ordinary business operations.

Accordingly, the Company believes the Proposal may properly be excluded from the Company's 2005 proxy materials pursuant to Rule 14a-8(i)(7).

3. Rule 14a-8(i)(3) False and Misleading Statements in Violation of Rule 14a-9

In addition to the reasons set forth above, the Company believes that the Proposal may properly be excluded pursuant to Rule 14a-8(i)(3), because it contains materially false and misleading statements, in violation of Rule 14a-9. While the Staff, in *Division of Corporate Finance: Staff Legal Bulletin 14B—Shareholder Proposals*, (September 15, 2004) clarified the circumstances in which public companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that exclusion pursuant to Rule 14a-8(i)(3) remains available to public companies where the shareholder proposal or supporting statement "is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Staff has previously allowed companies to exclude proposals that were vague and indefinite. It has also made clear that proposals that are related to executive compensation are not immune from being considered vague and indefinite. *See Eastman Kodak Company*, (March 3, 2003) (*"Kodak"*) (proposal that "top salary" be capped is excludable); *General Electric* (avail. February 15, 2003) (*"General Electric"*) (proposal related to "senior executives and board members" is excludable). In *General Electric*, a shareholder submitted a proposal that sought shareholder approval for "all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees," yet did not define "compensation" or provide guidance as to whether the term "compensation" included stock incentive awards or other compensation arrangements, or the means to calculate the value of such awards. In *Kodak*, the shareholder proposal also failed to define critical terms or otherwise provide guidance on how it should be implemented, including how to determine "yearly compensation" for types of compensation that could be valued in various means. Kodak argued that it was vague and indefinite as to how deferred compensation should be treated for purposes of the annual salary determination, namely that:

> "it is not clear when the value of stock option awards are to be counted for purposes of any annual cap. Should stock options be counted on the date of grant, the date of exercise, or upon the occurrence of some other undefined event, such as resale of the underlying shares? Should other equity-based awards be counted in the year in which the award is made, a performance goal is met, or an award is determined -- or, when the actual cash, shares, or other property is ultimately paid out? What if the "payout" is deferred? This timing dilemma is especially troublesome when one recognizes that the Company, like many other companies, emphasizes long-term incentive awards covering periods of more than one year; that various Company long-term awards are currently outstanding, in various stages of their life cycles; and that the Proposal may be read to apply retroactively to those outstanding awards regardless of their stage of development." *Kodak* (March 3, 2003).

The Proposal requires, in part, that the board of directors obtain shareholder approval for certain "***severance agreements***" that are "***valued*** as exceeding 2.99 times the sum of the individual's annual ***compensation***" upon any termination of the individual's employment with the Company. (emphasis added). The Proposal also provides in its definition of "Severance Agreement" that such agreements include "contractual obligations of the

XEROX®

Company triggered when senior executives voluntarily terminate employment or resign or retire from the Company or are involuntarily terminated ***after a change in corporate control.***" (emphasis added). The definition itself contains terms that either because they are not defined, or because of the manner in which the proponent defines them, prevent the Company and the shareholders from determining with any reasonable certainty as to exactly what measures the Proposal requires.

Under the Proposal, the Company is presented with similar dilemmas to those that were determined to warrant the exclusion of the shareholder proposals in *Kodak* and *General Electric*. While the Proposal does attempt to provide a definition of "annual compensation," this definition itself is vague and indefinite. The Proposal is unclear as to whether such items as accrued pension benefits, vested stock awards, hiring inducements and other pre-existing contractual commitments should be considered when calculating the 2.99 times annual compensation figure. Additionally, how should such items be valued for determination of "annual compensation?" The Proposal provides that certain elements of the "benefits" definition should be valued using a present value as of the date of termination, but it makes no similar statement in the definition of "annual compensation." The Proposal also states that severance agreements include certain agreements triggered upon an involuntary termination resulting from a "corporate change of control," yet provides no definition or guidance as to what constitutes such "change of control," and whether this should be measured by voting power, or direct or indirect ownership of equity interests, and in what percentages. The inability to reconcile the definitions and determine exactly what is being voted upon, or to determine with reasonable certainty how the Company should implement the Proposal indicate that it is inherently vague and indefinite.

Accordingly, the Company believes that the Proposal is so inherently vague and indefinite that it may be omitted under Rule 14a-8(i)(3) as false or misleading, and may therefore be excluded from the Company's 2005 proxy materials.

Based upon the foregoing, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2005 proxy materials. If you have any questions regarding this matter, please do not hesitate to contact me at (203) 968-4695.

Very truly yours,



Samuel K. Lee

Attachment: Copy of Proposal
cc: The Association of Retired Xerox Employees, Inc.
(Attn: S. D. Coriale)

XEROX®

EXHIBIT A

(See Attached.)

The Association of Retired Xerox Employees, Inc.
1242 Conifer Cove Lane
Webster, New York 14580
Email: chairman@arxe.org

November 29, 2004

Xerox Corporation
P.O. Box 1600
Stamford, Connecticut 06904

Attention: Secretary

Enclosed please find the proxy proposal for inclusion in the proxy statement and form of proxy for the 2005 Annual meeting entitled "STOCKHOLDER PROPOSAL RELATING TO SENIOR EXECUTIVE SEVERANCE AGREEMENTS".

The Association of Retired Xerox Employees, Inc. the owner of 300 shares of common stock of the company and meet the requirements set forth by the SEC to be eligible for such action. I have enclosed a written statement from Scottrade Brokerage verifying that The Association of Retired Xerox Employees has held the securities for the prescribed time. I further state that The Association of Retired Xerox Employees will hold the shares through the date of the 2005 Annual meeting.

If there are any questions, I can be reached at the above address.

Regards,



S. D. Coriale, Chairman

STOCKHOLDER PROPOSAL RELATING TO SENIOR EXECUTIVE SEVERANCE AGREEMENTS

Resolved: The shareholders of Xerox Inc. (the "Company") hereby require that the Company's Board of Directors obtain shareholder ratification for any and all "Severance Agreements" offered to officers and senior executives of the Company that obligates the Company to provide benefits, monetary and/or non-monetary, valued as exceeding 2.99 times the sum of the individual's annual compensation upon the individual's voluntary or involuntary termination of employment with the Company.

Severance Agreements include, but are not limited to, "Golden Parachutes" and are defined as contractual obligations of the Company triggered when senior executives voluntarily terminate employment or resign or retire from the Company or are involuntarily terminated after a change in corporate control.

Voluntarily termination includes, but is not limited to, retirement or accepting a Company offer of early retirement by an individual.

Involuntary termination includes, but is not limited to, individuals terminated without good cause.

Annual compensation is defined as an individual's base salary plus monetary bonus or yearly stipend during the preceding calendar year.

Benefits include, but are not limited to, all cash payments, whether lump sum or annuity payments, stock options, consulting fees and periodic retirement payments, any and all fringe benefits, including medical benefits, to be paid to or on behalf of the officer, director or senior executive. The calculation of the value of benefits offered by the Company shall be based on the present value of all benefits as of the date of termination of employment.

Supporting Statement: We believe that overly generous severance agreements are among the most costly, wasteful and counter-productive forms of executive compensation.

Because it is not always practical to obtain prior shareholder approval, under this proposal the Company has the option to seek shareholder approval after the material terms are agreed upon. Nevertheless, we believe that shareholders should at least be given a chance to ratify such agreements, providing valuable feedback to the Board. Indeed, the knowledge that shareholders will be scrutinizing and voting on these agreements may encourage restraint and strengthen the hand of the Board's compensation committee.

Past severance agreements, such as the one for 4 year veteran R. Thoman in 2000 provided a lifetime benefit well in excess of the 2.99 threshold and raised serious doubts about the value of providing a contract that rewarded a short term senior executive at such a high level. The Xerox Board is to be applauded for reducing the number of senior executives covered by excessively generous severance agreements, but we believe that the shareholders should exercise a degree of oversight on such agreements in the future.

We believe that it is unfair and disingenuous to provide excessive severance benefits to the top senior executives while benefits costs for the recent retirees, many of who provided 30 or more years of loyal service and who helped to make the Company successful, are being severely constrained. Unequal treatment is clearly inconsistent with the long stated Xerox values.

Please **VOTE FOR** the proposal.

Submitted by The Association of Retired Xerox Employees, Inc., P.O. Box 52, Webster, NY 14580 and Gwendolyn Combs, 55 Hilltop Drive, Penfield, NY 14564

Scot

Members: National Association of Securities Dealers & Securities Investor Protection Corporation

12800 Corporate Hill Dr.
St. Louis, MO 63131-1834
314-965-1555 • 1-800-888-1980

November 22, 2004

Mr. Melvin N. Kahler
Treasurer
Association of Retired Xerox Employees
1242 Conifer Cove
Webster, NY 14580

RE: Position in Xerox

Dear Mr. Kahler:

Pursuant to your request to provide a statement of ownership, the Association of Retired Xerox Employees bought 300 shares of Xerox on November 21, 2003 and as of November 19, 2004, still holds the position in its account. Enclosed is your monthly statement for November, 2003, showing the date on which the transaction settled.

If you should require additional assistance, please contact your branch office at your convenience.

Very truly yours,



Trish Casey
Compliance Examiner

Scottrade
FINANCIAL SERVICES
12855 Flushing Meadow P.O. Box 31759
St. Louis, MO 63131-0759 - 314-965-1555

Branch Office
SCOTTRADE, INC 25 GIBBS ST ROCHESTER NY 14604-2554

Account Number	Page Number
14414964	1

Tax ID Number
XXX-XX-783

Period Ending	Prior Statement
November 30, 2003	October 31, 2003

Office
31C

ASSOC OF RETIRED XEROX EMPLOYEES INC
SAMUEL D CORIACE CHAIRMAN
MELVIN KAHLER TREAS
1242 CONIFER COVE LN
WEBSTER NY 14580-9587



Information Update

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ACCOUNT SUMMARY

	VALUE THIS PERIOD
VALUE SECURITIES IN POSITION	3,654.00
ACCOUNT MONEY BALANCES	155.05
ACCOUNT TOTAL VALUE	**3,809.05**

TRANSACTION SUMMARY

OPENING BALANCE	**0.00**
CREDITS:	
OTHER CREDITS	3,300.05
TOTAL CREDITS	3,300.05
DEBITS:	
OTHER DEBITS	- 3,145.00
TOTAL DEBITS	- 3,145.00
CLOSING BALANCE	**155.05**

SECURITY POSITIONS

	Symbol /			Estimated Market			Estimated Annual	
Type	Cusip	Quantity	Description	Price	Value	%	Income	Cur.Yld.
CASH	XRX	300	XEROX CORP	12.180	3,654.00	100.00		
			TOTAL		3,654.00			

ACCOUNT ACTIVITY

CASH ACCOUNT

Date	Transaction	Quantity	Description	Price	Amount	Balance
			OPENING BALANCE			**0.00**
11/21/03	JOURNAL ENTRY		DEP CKS DSR		3,300.00	3,300.00
11/26/03	BOUGHT	300	XEROX CORP UNSOLICITED ORDER XRX	10.46	- 3,145.00	155.00
11/30/03	CREDIT INTEREST		CR INT 10 DAYS @ .1% ANNUAL PERCENT YIELD EARNED .10		0.05	155.05
			CLOSING BALANCE			**155.05**

Gwendolyn Combs
55 Hilltop Drive
Penfield, New York 14526

November 29, 2004

Xerox Corporation
P.O. Box 1600
Stamford, Connecticut 06904

Attention: Secretary

I am also sponsoring the proxy proposal for inclusion in the proxy statement and form of proxy for the 2005 Annual Meeting entitled "STOCKHOLDER PROPOSAL RELATING TO SENIOR EXECUTIVE SEVERANCE AGREEMENTS".

I am the owner of 1000 shares of common stock of the company and meet the requirements set forth by the SEC to be eligible for such action. I have enclosed a written statement from Morgan Stanley Brokerage verifying that I have held the securities for the prescribed time. I further state that I will hold the shares through the date of the 2005 Annual Meeting.

If there are any questions, I can be reached at the above address.

Regards,



Gwendolyn Combs

Morgan Stanley

October 26, 2004

To Whom It May Concern:

This letter serves as proof of ownership for the following:

1000 shares of Xerox Stock
Owner: Gwendolyn M. Combs IRA
Dates of Purchse: 10/19/99 100 Shares
01/31/00 100 Shares
07/27/00 800 Shares

If you have further questions I can be reached at (585) 385-5105.

Yours truly,



Sally Devney
First Vice President
Retirement Planning Specialist
Financial Advisor

SD/pkm

Gwendolyn Combs
55 Hilltop Drive
Penfield, New York 14526

November 29, 2004

Xerox Corporation
P.O. Box 1600
Stamford, Connecticut 06904

Attention: Secretary

I am also sponsoring the proxy proposal for inclusion in the proxy statement and form of proxy for the 2005 Annual Meeting entitled "STOCKHOLDER PROPOSAL RELATING TO SENIOR EXECUTIVE SEVERANCE AGREEMENTS".

I am the owner of 1000 shares of common stock of the company and meet the requirements set forth by the SEC to be eligible for such action. I have enclosed a written statement from Morgan Stanley Brokerage verifying that I have held the securities for the prescribed time. I further state that I will hold the shares through the date of the 2005 Annual Meeting.

If there are any questions, I can be reached at the above address.

Regards,



Gwendolyn Combs

tel 585 385 5100
fax [illegible]

Morgan Stanley

October 26, 2004

To Whom It May Concern:

This letter serves as proof of ownership for the following:

> 1000 shares of Xerox Stock
> Owner: Gwendolyn M. Combs IRA
> Dates of Purchse: 10/19/99 100 Shares
> 01/31/00 100 Shares
> 07/27/00 800 Shares

If you have further questions I can be reached at (585) 385-5105.

Yours truly,



Sally Devney
First Vice President
Retirement Planning Specialist
Financial Advisor

SD/pkm



Office of General Counsel

Samuel K. Lee
Associate General Counsel,
Corporate, Finance and Ventures

Via Overnight Delivery and Fax

March 1, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: <u>Shareholder Proposal Relating to Severance Agreements</u>

Dear Sir or Madam:

By letter dated January 20, 2005, Xerox Corporation (the "Company") submitted a no action request to the staff of the Division of Corporation Finance (the "Staff") on the subject of Severance Agreements (the "No-Action Letter Request"), a copy of which is attached hereto as Exhibit A. In the No-Action Letter Request, the Company requested confirmation from the Staff that it will not recommend enforcement action if the Company excluded from its proxy materials for its 2005 annual meeting of shareholders the shareholder proposal submitted by the Association of Retired Xerox Employees, Inc. (the "Proponent").

By letter dated February 28, 2005, the Proponent has advised the Company and the Staff that it has withdrawn its proposal. A copy of the withdrawal is attached hereto as Exhibit B.

Accordingly, the Company hereby withdraws its No-Action Letter Request on the subject of Severance Agreements, and advises the Staff and the Proponent that the Proponent's proposal covered by said No-Action Letter Request will be omitted from the Company's proxy materials for its 2005 annual meeting of shareholders.

An additional copy of this letter is enclosed. Please return the receipt copy in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact me at (203) 968-4695.

Very truly yours,



Samuel K. Lee

Attachments: Copy of No-Action Letter Request dated January 20, 2005
Copy of Withdrawal Letter from the Association of Retired Xerox Employees, Inc.

Xerox Corporation
800 Long Ridge Road
Stamford, Connecticut 06904
Telephone: (203) 968-4695
Facsimile: (585) 216-2458
E-Mail: Samuel.Lee@xerox.com

XEROX®

EXHIBIT A

(See Attached.)



Office of General Counsel

Samuel K. Lee
Associate General Counsel,
Corporate, Finance and Ventures

Via Overnight Delivery and Fax

January 20, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Severance Agreements

Dear Sir or Madam:

This letter and the attached material are submitted by Xerox Corporation (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company has received a letter dated November 29, 2004 from the Association of Retired Xerox Employees, Inc. ("Proponent"), presenting a proposal for inclusion in the Company's 2005 proxy materials (the "Proposal"). A copy of the Proposal is attached hereto as Exhibit A. The Company hereby advises the Commission that it intends to exclude the Proposal from its 2005 proxy materials for the reasons described below, and respectfully requests confirmation from the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company so excludes the Proposal. By copy of this letter, we are advising the Proponent of the Company's intention. Pursuant to Rule 14a-8(j), this letter is being filed no later than eighty (80) calendar days before the Company files its definitive 2005 proxy materials with the Commission. In accordance with Rule 14a-8(j)(2) there are submitted herewith five additional copies of this letter and the attachment. To the extent that the reasons for exclusion of the Proposal from the Company's 2005 proxy materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the State of New York. Such opinions are limited to the law of the State of New York and the Federal law of the United States.

Xerox Corporation
800 Long Ridge Road
Stamford, Connecticut 06904
Telephone: (203) 968-4695
Facsimile: (585) 216-2458
E-Mail: Samuel.Lee@xerox.com

The Company believes that the Proposal may be excluded from the Company's 2005 proxy materials pursuant to the following rules under Regulation 14A:

1) Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders under New York law;

2) Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations; and

3) Rule 14a-8(i)(3), because the Proposal contains false and misleading statements in violation of Rule 14a-9.

1. Rule 14a-8(i)(1) Improper Subject for Action by Shareholders

Rule 14a-8(i)(1) permits a company to omit a shareholder proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company believes that the Proposal is improper because it is not stated in precatory language to request or recommend action, and instead mandates the Board of Directors of the Company to take certain steps.

The Proposal states in part that "The Shareholders of Xerox, Inc. [sic] (the "Company") hereby *require* that the Company's Board of Directors obtain shareholder ratification…" (emphasis added) for certain types of severance agreements. The Company is incorporated under the laws of the state of New York. Except as may otherwise be provided under the New York Businesses Corporation Law ("NYBCL"), Section 701 of the NYBCL provides that "the business of a corporation shall be managed under the direction of its board of directors," subject to any specific provision in the Company's Certificate of Incorporation or By-laws granting such power to the shareholders. No such relevant provision exists in either the NYBCL or the Company's Restated Certificate of Incorporation or By-laws, each as amended to date. Accordingly, the Company believes that the Proposal may properly be excluded from the Company's 2005 proxy statement pursuant to Rule 14a-8(i)(1).

The Staff has previously taken a no-action position concerning a company's exclusion of shareholder proposals directing the board of directors to take action that is inconsistent with the board of directors' authority under state law. For example, in *International Paper* (avail. March 1, 2004), a shareholder submitted a proposal that none of the five highest paid executives and non-employee directors be eligible for future stock options. The Staff granted the company's no-action request to exclude the shareholder proposal on the ground that such an action was an improper subject for shareholder action under New York law as it was not phrased as a recommendation or request to the Board of Directors. In *Phillips Petroleum* (avail. March 13, 2002), the Staff granted a request to exclude a shareholder proposal to increase the salary of certain executives by 3% because it mandated or directed action rather than requested or recommended action. Additionally, the note to Rule 14a-8(i)(1) itself states that "(d)epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." Because the proposal is not stated in precatory language, as a member in good standing admitted to practice in the State of New York, I am of the opinion that under the laws of the State of New York, the Proposal is an improper subject for shareholder action by the Company's shareholders. Accordingly, the Company believes that the Proposal may be excluded from the Company's 2005 proxy materials pursuant to Rule 14a-8(i)(1).

2. Rule 14a-8(i)(7) Company's Ordinary Business Operations

Rule 14a-(8)(i)(7) permits a company to exclude a shareholder proposal if such proposal "deals with a matter relating to the company's ordinary business operations." The Company believes that the Proposal deals with its ordinary business operations.

The Proposal relates to obtaining shareholder approval of "'Severance Agreements' offered to ***officers and senior executives*** of the Company..." (emphasis added). While the Staff has stated that senior executive and director compensation may be a proper subject for shareholder proposals, the Staff has maintained that shareholder proposals relating to general compensation matters are excludable on the grounds that general compensation matters are part of a company's ordinary business operations. *See Division of Corporate Finance: Staff Legal Bulletin 14A—Shareholder Proposals*, (July 12, 2002). In addition, the Staff has repeatedly allowed the exclusion of shareholder proposals on Rule 14a-8(i)(7) grounds when such proposals are unclear on whether they deal with senior executive and director compensation or general compensation. *See Phillips Petroleum Co.* (avail. March 13, 2002) (*"Phillips")* (permitting exclusion of proposal referencing "the Chairman and other officer" as not exclusively relating to executive compensation); *Reliant Resources Inc.* (avail. March 18, 2004) (permitting exclusion of proposal requesting the board to adopt an "executive compensation policy" as relating to ordinary business operations); *Minnesota Mining and Manufacturing* (avail. March 4, 1999) (permitting exclusion of proposal limiting the compensation of the "top 40 executives" as relating to ordinary business operations); *Lucent Technologies Inc.* (avail. November 6, 2001) (*"Lucent"*) (permitting exclusion of proposal addressing the salaries of "all officers and directors" as not clearly relating to executive compensation and relating to ordinary business operations).

The Proposal's reference to "officers and senior executives" is not clearly directed at senior executive compensation. Its reference to "officers" plainly encompasses individuals whose positions within the company are not of the senior executive level and therefore the management of such individuals' compensation is properly considered within the scope of the Company's ordinary business operations. In *Lucent*, the Staff allowed the exclusion of a proposal directed at "all officers," which is similar to the Proposal's reference to "officers and senior executives." In *Phillips*, the Staff allowed the company to exclude a proposal directed at the "Chairman and other officer," which again is similar to the Proposal's reference to "officers and senior executives." Because the Staff has consistently allowed the exclusion of similarly worded proposals which sought to address "officers" without further limiting that classification to senior executive level employees, the Proposal should be considered to concern general compensation matters and therefore be excluded as relating to the Company's ordinary business operations.

Accordingly, the Company believes the Proposal may properly be excluded from the Company's 2005 proxy materials pursuant to Rule 14a-8(i)(7).

XEROX®

3. **Rule 14a-8(i)(3) False and Misleading Statements in Violation of Rule 14a-9**

In addition to the reasons set forth above, the Company believes that the Proposal may properly be excluded pursuant to Rule 14a-8(i)(3), because it contains materially false and misleading statements, in violation of Rule 14a-9. While the Staff, in *Division of Corporate Finance: Staff Legal Bulletin 14B—Shareholder Proposals*, (September 15, 2004) clarified the circumstances in which public companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that exclusion pursuant to Rule 14a-8(i)(3) remains available to public companies where the shareholder proposal or supporting statement "is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Staff has previously allowed companies to exclude proposals that were vague and indefinite. It has also made clear that proposals that are related to executive compensation are not immune from being considered vague and indefinite. *See Eastman Kodak Company*, (March 3, 2003) (*"Kodak"*) (proposal that "top salary" be capped is excludable); *General Electric* (avail. February 15, 2003) (*"General Electric"*) (proposal related to "senior executives and board members" is excludable). In *General Electric*, a shareholder submitted a proposal that sought shareholder approval for "all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees," yet did not define "compensation" or provide guidance as to whether the term "compensation" included stock incentive awards or other compensation arrangements, or the means to calculate the value of such awards. In *Kodak*, the shareholder proposal also failed to define critical terms or otherwise provide guidance on how it should be implemented, including how to determine "yearly compensation" for types of compensation that could be valued in various means. Kodak argued that it was vague and indefinite as to how deferred compensation should be treated for purposes of the annual salary determination, namely that:

> "it is not clear when the value of stock option awards are to be counted for purposes of any annual cap. Should stock options be counted on the date of grant, the date of exercise, or upon the occurrence of some other undefined event, such as resale of the underlying shares? Should other equity-based awards be counted in the year in which the award is made, a performance goal is met, or an award is determined -- or, when the actual cash, shares, or other property is ultimately paid out? What if the "payout" is deferred? This timing dilemma is especially troublesome when one recognizes that the Company, like many other companies, emphasizes long-term incentive awards covering periods of more than one year; that various Company long-term awards are currently outstanding, in various stages of their life cycles; and that the Proposal may be read to apply retroactively to those outstanding awards regardless of their stage of development." *Kodak* (March 3, 2003).

The Proposal requires, in part, that the board of directors obtain shareholder approval for certain "***severance agreements***" that are "***valued*** as exceeding 2.99 times the sum of the individual's annual ***compensation***" upon any termination of the individual's employment with the Company. (emphasis added). The Proposal also provides in its definition of "Severance Agreement" that such agreements include "contractual obligations of the

Company triggered when senior executives voluntarily terminate employment or resign or retire from the Company or are involuntarily terminated ***after a change in corporate control***." (emphasis added). The definition itself contains terms that either because they are not defined, or because of the manner in which the proponent defines them, prevent the Company and the shareholders from determining with any reasonable certainty as to exactly what measures the Proposal requires.

Under the Proposal, the Company is presented with similar dilemmas to those that were determined to warrant the exclusion of the shareholder proposals in *Kodak* and *General Electric*. While the Proposal does attempt to provide a definition of "annual compensation," this definition itself is vague and indefinite. The Proposal is unclear as to whether such items as accrued pension benefits, vested stock awards, hiring inducements and other pre-existing contractual commitments should be considered when calculating the 2.99 times annual compensation figure. Additionally, how should such items be valued for determination of "annual compensation?" The Proposal provides that certain elements of the "benefits" definition should be valued using a present value as of the date of termination, but it makes no similar statement in the definition of "annual compensation." The Proposal also states that severance agreements include certain agreements triggered upon an involuntary termination resulting from a "corporate change of control," yet provides no definition or guidance as to what constitutes such "change of control," and whether this should be measured by voting power, or direct or indirect ownership of equity interests, and in what percentages. The inability to reconcile the definitions and determine exactly what is being voted upon, or to determine with reasonable certainty how the Company should implement the Proposal indicate that it is inherently vague and indefinite.

Accordingly, the Company believes that the Proposal is so inherently vague and indefinite that it may be omitted under Rule 14a-8(i)(3) as false or misleading, and may therefore be excluded from the Company's 2005 proxy materials.

Based upon the foregoing, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2005 proxy materials. If you have any questions regarding this matter, please do not hesitate to contact me at (203) 968-4695.

Very truly yours,



Samuel K. Lee

Attachment: Copy of Proposal
cc: The Association of Retired Xerox Employees, Inc.
(Attn: S. D. Coriale)

XEROX®

EXHIBIT A

(See Attached.)

The Association of Retired Xerox Employees, Inc.
1242 Conifer Cove Lane
Webster, New York 14580
Email: chairman@arxe.org

November 29, 2004

Xerox Corporation
P.O. Box 1600
Stamford, Connecticut 06904

Attention: Secretary

Enclosed please find the proxy proposal for inclusion in the proxy statement and form of proxy for the 2005 Annual meeting entitled "STOCKHOLDER PROPOSAL RELATING TO SENIOR EXECUTIVE SEVERANCE AGREEMENTS".

The Association of Retired Xerox Employees, Inc. the owner of 300 shares of common stock of the company and meet the requirements set forth by the SEC to be eligible for such action. I have enclosed a written statement from Scottrade Brokerage verifying that The Association of Retired Xerox Employees has held the securities for the prescribed time. I further state that The Association of Retired Xerox Employees will hold the shares through the date of the 2005 Annual meeting.

If there are any questions, I can be reached at the above address.

Regards,



S. D. Coriale, Chairman

STOCKHOLDER PROPOSAL RELATING TO SENIOR EXECUTIVE SEVERANCE AGREEMENTS

Resolved: The shareholders of Xerox Inc. (the "Company") hereby require that the Company's Board of Directors obtain shareholder ratification for any and all "Severance Agreements" offered to officers and senior executives of the Company that obligates the Company to provide benefits, monetary and/or non-monetary, valued as exceeding 2.99 times the sum of the individual's annual compensation upon the individual's voluntary or involuntary termination of employment with the Company.

Severance Agreements include, but are not limited to, "Golden Parachutes" and are defined as contractual obligations of the Company triggered when senior executives voluntarily terminate employment or resign or retire from the Company or are involuntarily terminated after a change in corporate control.

Voluntarily termination includes, but is not limited to, retirement or accepting a Company offer of early retirement by an individual.

Involuntary termination includes, but is not limited to, individuals terminated without good cause.

Annual compensation is defined as an individual's base salary plus monetary bonus or yearly stipend during the preceding calendar year.

Benefits include, but are not limited to, all cash payments, whether lump sum or annuity payments, stock options, consulting fees and periodic retirement payments, any and all fringe benefits, including medical benefits, to be paid to or on behalf of the officer, director or senior executive. The calculation of the value of benefits offered by the Company shall be based on the present value of all benefits as of the date of termination of employment.

Supporting Statement: We believe that overly generous severance agreements are among the most costly, wasteful and counter-productive forms of executive compensation.

Because it is not always practical to obtain prior shareholder approval, under this proposal the Company has the option to seek shareholder approval after the material terms are agreed upon. Nevertheless, we believe that shareholders should at least be given a chance to ratify such agreements, providing valuable feedback to the Board. Indeed, the knowledge that shareholders will be scrutinizing and voting on these agreements may encourage restraint and strengthen the hand of the Board's compensation committee.

Past severance agreements, such as the one for 4 year veteran R. Thoman in 2000 provided a lifetime benefit well in excess of the 2.99 threshold and raised serious doubts about the value of providing a contract that rewarded a short term senior executive at such a high level. The Xerox Board is to be applauded for reducing the number of senior executives covered by excessively generous severance agreements, but we believe that the shareholders should exercise a degree of oversight on such agreements in the future.

We believe that it is unfair and disingenuous to provide excessive severance benefits to the top senior executives while benefits costs for the recent retirees, many of who provided 30 or more years of loyal service and who helped to make the Company successful, are being severely constrained. Unequal treatment is clearly inconsistent with the long stated Xerox values.

Please **VOTE FOR** the proposal.

Submitted by The Association of Retired Xerox Employees, Inc., P.O. Box 52, Webster, NY 14580 and Gwendolyn Combs, 55 Hilltop Drive, Penfield, NY 14564

Scot

Members: National Association of Securities Dealers & Securities Investor Protection Corporation

12800 Corporate Hill Dr.
St. Louis, MO 63131-1834
314-965-1555 • 1-800-888-1980

November 22, 2004

Mr. Melvin N. Kahler
Treasurer
Association of Retired Xerox Employees
1242 Conifer Cove
Webster, NY 14580

RE: Position in Xerox

Dear Mr. Kahler:

Pursuant to your request to provide a statement of ownership, the Association of Retired Xerox Employees bought 300 shares of Xerox on November 21, 2003 and as of November 19, 2004, still holds the position in its account. Enclosed is your monthly statement for November, 2003, showing the date on which the transaction settled.

If you should require additional assistance, please contact your branch office at your convenience.

Very truly yours,



Trish Casey
Compliance Examiner

Scottrade
FINANCIAL SERVICES
12855 Flushing Meadow P.O. Box 31759
St. Louis, MO 63131-0759 - 314-965-1555

Branch Office
SCOTTRADE, INC 25 GIBBS ST ROCHESTER NY 14604-2554

Account Number	Page Number
14414964	1

Tax ID Number
XXX-XX-783

Period Ending	Prior Statement
November 30, 2003	October 31, 2003

Office
31C

ASSOC OF RETIRED XEROX EMPLOYEES INC
SAMUEL D CORIACE CHAIRMAN
MELVIN KAHLER TREAS
1242 CONIFER COVE LN
WEBSTER NY 14580-9587



Information Update

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ACCOUNT SUMMARY

	VALUE THIS PERIOD
VALUE SECURITIES IN POSITION	3,654.00
ACCOUNT MONEY BALANCES	155.05
ACCOUNT TOTAL VALUE	**3,809.05**

TRANSACTION SUMMARY

OPENING BALANCE	0.00
CREDITS:	
OTHER CREDITS	3,300.05
TOTAL CREDITS	3,300.05
DEBITS:	
OTHER DEBITS	- 3,145.00
TOTAL DEBITS	- 3,145.00
CLOSING BALANCE	155.05

SECURITY POSITIONS

Type	Symbol / Cusip	Quantity	Description	Estimated Market Price	Estimated Market Value	%	Estimated Annual Income	Estimated Annual Cur.Yld.
CASH	XRX	300	XEROX CORP	12.180	3,654.00	100.00		
			TOTAL		3,654.00			

ACCOUNT ACTIVITY

CASH ACCOUNT

Date	Transaction	Quantity	Description	Price	Amount	Balance
			OPENING BALANCE			0.00
11/21/03	JOURNAL ENTRY		DEP CKS DSR		3,300.00	3,300.00
11/26/03	BOUGHT	300	XEROX CORP UNSOLICITED ORDER XRX	10.46	- 3,145.00	155.00
11/30/03	CREDIT INTEREST		CR INT 10 DAYS @ .1% ANNUAL PERCENT YIELD EARNED .10		0.05	155.05
			CLOSING BALANCE			155.05

Gwendolyn Combs
55 Hilltop Drive
Penfield, New York 14526

November 29, 2004

Xerox Corporation
P.O. Box 1600
Stamford, Connecticut 06904

Attention: Secretary

I am also sponsoring the proxy proposal for inclusion in the proxy statement and form of proxy for the 2005 Annual Meeting entitled "STOCKHOLDER PROPOSAL RELATING TO SENIOR EXECUTIVE SEVERANCE AGREEMENTS".

I am the owner of 1000 shares of common stock of the company and meet the requirements set forth by the SEC to be eligible for such action. I have enclosed a written statement from Morgan Stanley Brokerage verifying that I have held the securities for the prescribed time. I further state that I will hold the shares through the date of the 2005 Annual Meeting.

If there are any questions, I can be reached at the above address.

Regards,



Gwendolyn Combs

Morgan [illegible]

October 26, 2004

To Whom It May Concern:

This letter serves as proof of ownership for the following:

1000 shares of Xerox Stock
Owner: Gwendolyn M. Combs IRA
Dates of Purchse: 10/19/99 100 Shares
01/31/00 100 Shares
07/27/00 800 Shares

If you have further questions I can be reached at (585) 385-5105.

Yours truly,



Sally Devney
First Vice President
Retirement Planning Specialist
Financial Advisor

SD/pkm

Gwendolyn Combs
55 Hilltop Drive
Penfield, New York 14526

November 29, 2004

Xerox Corporation
P.O. Box 1600
Stamford, Connecticut 06904

Attention: Secretary

I am also sponsoring the proxy proposal for inclusion in the proxy statement and form of proxy for the 2005 Annual Meeting entitled "STOCKHOLDER PROPOSAL RELATING TO SENIOR EXECUTIVE SEVERANCE AGREEMENTS".

I am the owner of 1000 shares of common stock of the company and meet the requirements set forth by the SEC to be eligible for such action. I have enclosed a written statement from Morgan Stanley Brokerage verifying that I have held the securities for the prescribed time. I further state that I will hold the shares through the date of the 2005 Annual Meeting.

If there are any questions, I can be reached at the above address.

Regards,

Gwendolyn Combs

Gwendolyn Combs

Morgan

October 26, 2004

To Whom It May Concern:

This letter serves as proof of ownership for the following:

> 1000 shares of Xerox Stock
> Owner: Gwendolyn M. Combs IRA
> Dates of Purchse: 10/19/99 100 Shares
> 01/31/00 100 Shares
> 07/27/00 800 Shares

If you have further questions I can be reached at (585) 385-5105.

Yours truly,



Sally Devney
First Vice President
Retirement Planning Specialist
Financial Advisor

SD/pkm

XEROX®

EXHIBIT B

(See Attached.)

The Association of Retired Xerox Employees, Inc.
1242 Conifer Cove Lane
Webster, New York 14580
Email: chairman@arxe.org

February 28, 2005

Via E-Mail and First Class Mail
Samuel K. Lee
Associate General Counsel
Corporate, Finance and Ventures
Xerox Corporation
800 Long Ridge Road
Stamford, Connecticut 06904

Re: Association of Retired Xerox Employees, Inc.: Withdrawal of Shareholder Proxy Proposal Relating to Senior Executive Severance Agreements

Dear Mr. Lee:

On behalf of the Association of Retired Xerox Employees ("ARXE"), I hereby withdraw the severance agreement proxy proposal submitted by ARXE to Xerox Corporation on November 29, 2004.

This withdrawal is in response to the constructive and positive dialogue with Mr. Michael Farren and Xerox Corporation concerning senior executive severance policies and practices. Since Mr. Farren has assured us that Xerox Corporation has internally adopted the substance of our proposed proxy, we believe that it is unnecessary to proceed with our proposal at this time.

We look forward to continued dialogue on the issue of senior executive severance agreements with a particular focus on disclosure of such agreements prior to ratification by the Board of Directors

Sincerely,



S. David Coriale
Chairman, Association Retired Xerox Employees, Inc.

cc. Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



Office of General Counsel

Samuel K. Lee
Associate General Counsel,
Corporate, Finance and Ventures

Via Overnight Delivery and Fax

March 3, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Severance Agreements

Dear Sir or Madam:

As a way of background,

- By letter dated November 29, 2004, the Association of Retired Xerox Employees, Inc. ("ARXE") presented a shareholder proposal relating to severance agreements (the "Proposal") for inclusion in Xerox Corporation's (the "Company") proxy materials for its 2005 annual meeting of shareholders ("2005 Proxy Materials").
- By letter dated November 29, 2004, Gwendolyn Combs ("Ms. Combs") sponsored ARXE's Proposal.
- By letter dated January 20, 2005, the Company submitted to the staff of the Division of Corporation Finance (the "Staff") a request for no action with respect to the Proposal ("Request for No Action").
- By letter dated February 28, 2005, ARXE has withdrawn the Proposal.
- By letter dated March 1, 2005 (the "March 1 Letter"), the Company has withdrawn its Request for No Action, and advised the Staff and ARXE that the Proposal will be omitted from the Company's 2005 Proxy Materials.

This letter supplements the March 1 Letter, and advises the Staff that the Company has received a letter dated March 2, 2005 from Ms. Combs, withdrawing her Proposal, a copy of which is attached hereto as Exhibit A.

Having received withdrawal letters with respect to the Proposal from each of the two proponents, the Company hereby supplements its March 1 Letter and restates its withdrawal of its Request for No Action with respect to the Proposal, and advises the Staff, ARXE and Ms. Combs that the Proposal will be omitted from the Company's 2005 Proxy Materials.

An additional copy of this letter is enclosed. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Xerox Corporation
800 Long Ridge Road
Stamford, Connecticut 06904
Telephone: (203) 968-4695
Facsimile: (585) 216-2458
E-Mail: Samuel.Lee@xerox.com

XEROX®

If you have any questions regarding this matter, please do not hesitate to contact me at (203) 968-4695.

Very truly yours,



Samuel K. Lee

Attachment: Withdrawal Letter from Ms. Gwendolyn Combs

XEROX®

EXHIBIT A

(See Attached.)

Gwendolyn Combs
55 Hilltop Drive
Penfield, New York 14526

March 2, 2005

Via E-Mail and First Class Mail
Samuel K. Lee
Associate General Counsel
Corporate, Finance and Ventures
Xerox Corporation
800 Long Ridge Road
Stamford, Connecticut 06904

Re: Association of Retired Xerox Employees, Inc.: Withdrawal of Shareholder Proxy Proposal Relating to Senior Executive Severance Agreements

Dear Mr. Lee:

I am in concurrence with the action of the Association of Retired Xerox Employees ("ARXE"), and I hereby withdraw the severance agreement proxy proposal submitted with ARXE to Xerox Corporation on November 29, 2004.

Sincerely,



Gwendolyn Combs

cc: Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


XEROX

Office of General Counsel

Samuel K. Lee
Associate General Counsel,
Corporate, Finance and Ventures

Via Overnight Delivery and Fax

March 1, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: <u>Shareholder Proposal Relating to Severance Agreements</u>

Dear Sir or Madam:

By letter dated January 20, 2005, Xerox Corporation (the "Company") submitted a no action request to the staff of the Division of Corporation Finance (the "Staff") on the subject of Severance Agreements (the "No-Action Letter Request"), a copy of which is attached hereto as Exhibit A. In the No-Action Letter Request, the Company requested confirmation from the Staff that it will not recommend enforcement action if the Company excluded from its proxy materials for its 2005 annual meeting of shareholders the shareholder proposal submitted by the Association of Retired Xerox Employees, Inc. (the "Proponent").

By letter dated February 28, 2005, the Proponent has advised the Company and the Staff that it has withdrawn its proposal. A copy of the withdrawal is attached hereto as Exhibit B.

Accordingly, the Company hereby withdraws its No-Action Letter Request on the subject of Severance Agreements, and advises the Staff and the Proponent that the Proponent's proposal covered by said No-Action Letter Request will be omitted from the Company's proxy materials for its 2005 annual meeting of shareholders.

An additional copy of this letter is enclosed. Please return the receipt copy in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact me at (203) 968-4695.

Very truly yours,



Samuel K. Lee

Attachments: Copy of No-Action Letter Request dated January 20, 2005
Copy of Withdrawal Letter from the Association of Retired Xerox Employees, Inc.

Xerox Corporation
800 Long Ridge Road
Stamford, Connecticut 06904
Telephone: (203) 968-4695
Facsimile: (585) 216-2458
E-Mail: Samuel.Lee@xerox.com

XEROX®

EXHIBIT A

(See Attached.)

XEROX®

EXHIBIT B

(See Attached.)